MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

September 13, 2013

VIA EDGAR

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The MainStay Funds (File No. 811-04550),
MainStay Funds Trust (File No. 811-22321), and
Eclipse Funds Inc. (File No. 811-06175) (each a “Registrant” and collectively, “Registrants”)

Dear Ms. Hatch:

This letter responds to comments you provided telephonically to me on April 18, 2013 and June 17, 2013, with respect to various filings of the Registrants, in connection with your review of certain filings and other materials pursuant to the Sarbanes-Oxley Act of 2002. Your comments and the Registrants’ responses are provided below.

Comment 1: With respect to MainStay Indexed Bond Fund, MainStay Government Fund and MainStay Epoch U.S. Equity Yield Fund, each of the fund’s net expenses, as disclosed in the financial highlights in the Annual Reports of Shareholders for the period ended October 31, 2012, do not correspond with the net expenses disclosed in each fund’s expense table in the Prospectus dated February 28, 2013. In this regard, a footnote should be added to the Prospectus expense table when the information in the expense table has been restated to reflect current fees.

Response: The Registrants will endeavor to add an appropriate footnote to the Prospectus expense table going forward if any material changes occur in “annual fund operating expenses” that would materially affect the information disclosed in the expense table.

Comment 2: The Form N-Q filing for The MainStay Funds for the period ended July 31, 2012 had the incorrect Investment Company Act file number on the cover page.

Response: The correct Investment Company Act file number will be provided in the Form N-Q filing going forward.

Comment 3: With respect to MainStay Unconstrained Bond Fund (f/n/a MainStay Flexible Bond Opportunities Fund), MainStay U.S. Equity Opportunities Fund (f/n/a MainStay 130/30 Core Fund) and MainStay International Opportunities Fund (f/n/a MainStay 130/30 International Fund), the financial highlights in the Annual Reports of Shareholders for the period ended October 31, 2012, show a line item entitled “Expenses (including short sales expenses, before waiver/reimbursement).” However, each fund did not waive or reimburse expenses as of October 31, 2012.

Response: Because each of MainStay Unconstrained Bond Fund, MainStay U.S. Equity Opportunities Fund and MainStay International Opportunities Fund waived or reimbursed expenses within the five-year period covered in the financial highlights, the use of the term “before waivers/reimbursement” is appropriate in the line-item.

Comment 4: With respect to the MainStay Intermediate Term Bond Fund, the Prospectus disclosure states that “[t]he effective maturity of this portion of the Fund's portfolio will usually be in the intermediate range (three to ten years).” [emphasis added] The term “dollar-weighted average maturity” should be used rather than “effective maturity.”

Response: MainStay Funds Trust believes that the disclosure in the Principal Investment Strategies section that “[t]he effective maturity of this portion of the Fund’s portfolio will usually be in the intermediate range (three to ten years), although it may vary depending on market conditions, as determined by MacKay Shields LLC, the Fund’s Subadvisor,” is consistent with reasonable investors’ expectations for a fund that uses “intermediate term” in its name. In this regard, effective maturity is calculated by averaging the expected repayment date of the portfolio taking into account prospective calls, puts and mortgage pre-payments, in addition to the maturity dates of the securities in the portfolio. Accordingly, MainStay Funds Trust believes that the use of effective maturity is an appropriate measure of the maturity of the Fund’s portfolio.

Comment 5: With respect to the MainStay Short Term Bond Fund, the Prospectus disclosure states that “[t]he Fund, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in an actively managed, diversified portfolio of debt securities, including securities with special features (e.g., puts and variable or floating rates) which have price volatility characteristics similar to debt securities.” [emphasis added]. Please explain supplementally what is meant by “special features.”

Response: Securities with special features refers to securities that can be put back to the issuer, can be called back at a specified point in time, or have a floating rather than fixed interest rate.

If you have any questions or comments in connection with the foregoing, please do not hesitate to contact me at 973-394-4436.

Very truly yours,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary

cc:           Sander M. Bieber, Dechert LLP

J. Kevin Gao, New York Life Investment Management LLC